FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

IONA Technologies Announces Appointment of Chief Operating Officer

Waltham, Mass —October 15, 2003— IONA®, the world leader in high performance integration solutions (NASDAQ: IONA), today announced, effective immediately, the appointment of Peter M. Zotto as its new Chief Operating Officer.

Mr. Zotto has held a number of executive positions in technology-oriented organizations. Most recently, Mr. Zotto was CEO of Proteus Industries, a privately held company. He was also the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies in rapidly changing markets. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation, including Workstations General Manager and Vice President, EMEA Sales and Marketing. Mr. Zotto also held the position of CEO for WBT Systems, a pioneering e-learning company.

“I am delighted that Peter has joined the IONA team. His wealth of industry experience will greatly contribute to our objective of positioning IONA for sustainable product and financial performance,” commented Dr. Christopher Horn, IONA Chief Executive Officer. “Over the past three months as Vice President of Marketing, Peter has worked with the Board and management team to better position IONA and extend our integration solutions leadership. We have already benefited from his customer-focused approach to marketing and his operational experience.”

“I’m excited to be able to join IONA at this point in its history,” said Mr. Zotto. “IONA has significant assets in its blue chip Orbix™ customer base, leading service-oriented integration solutions, available now under the Artix™ brand, and emerging products for the mobile and wireless markets. IONA is also blessed with outstanding technical expertise, unique to the industry. The opportunity to continue to work closely with Chris Horn and his team is very special and I am enthusiastic about IONA’s future.”

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been the world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

IONA is committed to technology leadership and architectural focus. With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Bank of Montreal, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

Contacts:
Jonathan Daly	Tara Humphreys	Beth Mittelman
Corporate Communications	Corporate Communications	Investor Relations
(781) 902-8139	+ (353) 1-6372146	(781) 902-8033
jonathan.daly@iona.com	tara.humphreys@iona.com	ir@iona.com

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: October 15, 2003	By:	/s/ Christopher J. Horn

Christopher J. Horn
Chief Executive Officer and Director